Exhibit 99.1

The Hague, November 9, 2006

AEGON REPORTS IMPROVED OPERATING PERFORMANCE IN FIRST NINE MONTHS OF 2006

♦	NET INCOME DOWN 4%; OPERATING EARNINGS UP 39%

-	Decrease in net income mainly reflects lower gains on investments

-	Operating earnings reflect increases in the Americas, the Netherlands and the UK

-	New life sales[1] up 15% driven by strong performance in the UK

♦	VALUE OF NEW BUSINESS TOTALS EUR 503 MILLION

-	Increase of 22% compared to pro forma first nine months 2005 value of new business[2]

-	Internal rate of return on new business of 14.8% compares to 12.4% for the full year 2005

♦	SOLID PROGRESS IN PENSION BUSINESS

-	UK pensions strong driver of overall sales growth

-	Pension funds in Hungary and Slovakia experienced significant growth

-	Production of individual and small- and medium-sized enterprise pensions up in the Netherlands

-	Overall pension production in the US slightly up, fundamentals remain strong

-	Set up pension fund management joint venture in Mexico, adding to AEGON’s global pension capabilities

-	Agreement to acquire pension fund management company in Poland

♦	DISTRIBUTION STRENGTHENED, INTERNATIONAL EXPANSION CONTINUED

-	Signed an agreement to acquire Clark, Inc., a US company specializing in the distribution and servicing of bank-owned and corporate-owned life insurance, in the fourth quarter

-	Completed the acquisition of 49% of Seguros Argos, a Mexican life insurance company, in the fourth quarter

-	Acquired the remaining 55% stake in Unirobe, a Dutch distribution company, in the fourth quarter

-	Opened Jinan branch in the Shandong province, expanding AEGON’s geographical reach in China

[1]	New life sales refers to standardized new premium production and is defined as new recurring premium + 1/10 of single premium
[2]	Pro forma first nine months 2005 value of new business is equal to three-fourths of the full year 2005 value of new business

EARNINGS SUMMARY Amounts in EUR millions, except per share data	Q3 2006	Q3 2005%		9M 2006	9M 2005%		Constant currency exchange rates %
Operating earnings before tax	586	599	(2)	2,093	1,504	39	38
Net gains/losses on investments and impairment charges before tax	325	209	56	418	1,035	(60)	(59)
Other non-operating income/(charges) and share in profit/(loss) of associates	45	20	125	67	265	(75)	(75)
Income before tax	956	828	15	2,578	2,804	(8)	(9)
Net income	679	617	10	1,973	2,045	(4)	(4)
- per share	0.40	0.38	5	1.13	1.22	(7)	(7)

Note: This press release includes non-GAAP financial measures: operating earnings before tax and value of new business. The reconciliation of operating earnings before tax to the most comparable GAAP measure and an explanation for its use is provided on page 30. Value of new business is not based on IFRS, which are used to report AEGON’s quarterly statements and should not be viewed as a substitute for IFRS financial measures. On pages 25 and 26, a further breakdown is given and reference is made to the assumptions included in the Embedded Value disclosure document. AEGON believes the value of new business, together with the GAAP information, provides a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

CHAIRMAN’S OVERVIEW

Highlighting key developments during the first nine months of 2006, AEGON Chairman of the Executive Board Donald J. Shepard, stated:

“AEGON’s commitment to writing profitable business was further demonstrated by the 22% increase in value of new business for the Group. Although the first nine months of this year showed significant growth, the third quarter declined from an especially strong second quarter. AEGON’s internal rate of return on new business increased to 14.8%, well above our minimum internal requirements.

“While net income was off slightly during the period, operating earnings increased by 39% for the Group. Our businesses in the United States, the Netherlands and the United Kingdom all contributed to the increase in operating earnings.

“The record sales in the UK, which increased 56% during the period, were the most important contributor to the 15% increase in new sales for the Group. Pension A-Day in the UK, of course, played a role in the increase as well as in the larger number of lapses. However, on balance, AEGON is a net winner both in terms of cash flow and the value of new business generated. We expect growth to continue in the UK given the response to new products launched in the third quarter. As in AEGON’s other markets, product innovation will continue to be an important driver of future sales. In the Americas, sales for the nine months were up a modest 1%, while new life sales in the Netherlands improved by 7%. The internal rate of return on new business in the Netherlands improved from 8.5% at the half-year stage to 9.4% for the full nine months, supported by enhanced risk management initiatives.

“Pensions continue to be a key initiative in AEGON’s growth strategy. In the UK, sales of individual and group pensions was a principal driver of our overall sales performance, and in the Netherlands, sales of individual as well as small- and medium-sized enterprise pensions experienced significant growth. Our businesses in the US and Central and Eastern Europe also improved their positions in the pensions market. Our recently announced pension fund management joint venture in Mexico, to be known as Afore Argos, and our just announced plan to acquire the pension fund management company Ergo Hestia in Poland, further add to our global pension capabilities.

“AEGON’s geographical footprint expanded further with the completion of our 49% acquisition of the Mexican life insurance company, Seguros Argos, and with the opening of our Jinan branch in the Shandong province in China in September. We continued to strengthen distribution with AEGON’s acquisition of the remaining 55% of Unirobe, a prominent independent distribution business in the Netherlands, as well as with our recently announced plans to acquire Clark Incorporated, a leading distributor of bank-owned and corporate-owned life insurance in the US.

“Overall, we continued our strategy of enhancing profitability, expanding AEGON’s reach and strengthening our broad, multi-channel distribution network.”

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EARNINGS OVERVIEW

amounts in millions

	EUR			EUR
	Third quarter			First nine months
	2006	2005	%	2006	2005	%
By product segment
Traditional life	230	233	(1)	568	599	(5)
Life for account of policyholders	74	90	(18)	521	164	N.M.
Fixed annuities	78	119	(34)	309	287	8
Variable annuities	41	33	24	179	31	N.M.
Institutional guaranteed products	48	85	(44)	186	211	(12)
Fee - off balance sheet products	14	(9)	N.M.	42	43	(2)
Reinsurance	26	30	(13)	123	80	54
Accident and health insurance	105	74	42	291	257	13
General insurance	13	10	30	47	45	4
Banking activities	14	7	100	30	4	N.M.
Other	1	1	0	0	0	N.M.
Interest charges and other	(58)	(74)	(22)	(203)	(217)	(6)

Operating earnings before tax	586	599	(2)	2,093	1,504	39
Gains/(losses) on investments	348	201	73	466	1,016	(54)
Impairment charges	(23)	8	N.M.	(48)	19	N.M.
Other non operating income/(charges)	39	22	77	48	253	(81)
Share in profit/(loss) of associates	6	(2)	N.M.	19	12	58

Income before tax	956	828	15	2,578	2,804	(8)
Income tax	(277)	(213)	30	(605)	(762)	(21)
Minority interest	0	2	N.M.	0	3	N.M.

Net income [1]	679	617	10	1,973	2,045	(4)

Net income in USD	866	748	16	2,458	2,584	(5)

Income before tax geographically
Americas	455	631	(28)	1,455	1,575	(8)
The Netherlands	395	242	63	1,000	1,057	(5)
United Kingdom	106	39	172	227	199	14
Other countries	16	16	0	49	237	(79)
Holding and other activities	(12)	(89)	(87)	(137)	(250)	(45)
Eliminations	(4)	(11)	64	(16)	(14)	(14)

Income before tax	956	828	15	2,578	2,804	(8)

Amounts per common share of EUR 0.12
Net income in EUR [2]	0.40	0.38	5	1.13	1.22	(7)
Net income fully diluted in EUR [2]	0.40	0.38	5	1.13	1.22	(7)

Net income in USD	0.51	0.46	11	1.41	1.54	(8)
Net income fully diluted in USD	0.51	0.46	11	1.41	1.54	(8)

				At Sept. 30 2006	At Dec. 31 2005
Shareholders’ equity in EUR [3]				10.67	10.89	(2)
Shareholders’ equity in USD [3]				13.51	12.85	5

[1]	Net income refers to net income attributable to equity holders of AEGON N.V.
[2]	After deduction of preferred dividend and coupons on perpetuals.
[3]	Shareholders’ equity per share is calculated after deduction of the preferred share capital of EUR 2.1 billion (at Dec. 31, 2005:
EUR 2.1 billion) and considering the number of treasury shares. The number of common shares used in the calculation of shareholders’ equity per share is 1,593 million (at Dec. 31, 2005: 1,576 million).

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FIRST NINE MONTHS 2006 GROUP HIGHLIGHTS

Value of new business

Value of new business for the first nine months of 2006 amounted to EUR 503 million. This is an increase of 22% compared to EUR 413 million for three-fourths of the full year 2005 value of new business. The internal rate of return (IRR) on new business remains high reflecting AEGON’s focus on growing profitability and amounted to 14.8% compared to 12.4% for the full year 2005.

Sales

During the first nine months of 2006, new life sales increased 15% to EUR 2,179 million, primarily due to record sales in the United Kingdom. In the UK, new life sales increased 56% for the period, as a result of strong pension sales, partly attributable to Pension A-Day, and growth in the sales of bonds, annuities and individual protection products. New life sales in the Americas increased 1% in the first nine months. Lower retail sales within the Transamerica agency channel were due in part to the discontinuance of most sales of investor-owned life insurance. This decline was offset by higher BOLI/COLI and reinsurance sales, and growth in the middle market. New life sales in the Netherlands increased 7% to EUR 181 million. Strong sales growth of individual life and pensions, and small- and medium-sized enterprise (SME) pensions, particularly in the third quarter, more than compensated for fewer large group pension contracts in the first nine months of 2006. New life sales in Other countries in the first nine months of 2006 decreased 47% due to lower sales in Taiwan, partly offset by higher sales in Spain, Hungary and Poland. The increase in new life sales in Spain mainly reflects the proportional inclusion of bancassurance sales, resulting from AEGON’s joint ventures Caja Badajoz Vida and Seguros Navarra.

Sales of annuity and institutional guaranteed products in the Americas increased 10% to USD 16.4 billion compared to the first nine months of 2005. Variable annuity new deposits of USD 5.0 billion increased 6%, driven by 16% growth in the retail segment. Although growth in retail variable annuity sales slowed in the third quarter, due to a decline in industry sales in general, the roll-out of the new “Income Select for Life” variable annuity continued throughout the third quarter and the product has been favorably received. Sales of fixed annuities were lower, reflecting the challenging interest rate environment and competition from other bank products. Deposits in institutional guaranteed products increased 15%, primarily due to higher medium term note issuance from AEGON’s two programs, including the new Irish platform.

Off balance sheet production for the Group decreased 8%, reflecting lower sales of managed assets and synthetic GIC’s, partly offset by strong sales in retail mutual funds in the US and the UK, and strong off balance sheet production in Central and Eastern Europe.

Operating earnings before tax

Operating earnings before tax in the first nine months of 2006 increased 39% to EUR 2,093 million (and increased 38% at constant currency exchange rates), with increases in the Americas, the Netherlands and the UK. The increase in operating earnings in the Americas was led by strong growth in most lines of business, and improved mortality experience in the traditional life and reinsurance lines. In addition, the positive impact of items that receive fair value treatment has contributed to earnings growth. The increase in operating earnings in the Netherlands reflects the net positive impact of changes in interest rates on guarantee provisions and related hedges. In the United Kingdom, the increase in operating earnings before tax mainly reflects business growth, and the positive effect of higher equity and bond markets. The decrease of operating earnings before tax in Other countries primarily reflects investments to grow AEGON’s businesses in Slovakia

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and China, as well as lower results in Taiwan. This decrease was partly offset by higher earnings in Hungary and Spain.

Net income

Net income decreased 4% to EUR 1,973 million (4% at constant currency exchange rates) in the first nine months of 2006. Higher operating earnings were more than offset by lower net gains on investments and lower other non-operating income. Lower other non-operating income primarily reflects the gain on the sale of the Spanish general insurance business last year. The effective tax rate decreased to 23% from 27% in the first nine months of 2005, mainly as a result of higher tax-exempt gains. Net income per share decreased 7% to EUR 1.13, reflecting lower net income and a slightly higher average number of ordinary shares outstanding.

Non-operating income

Net gains on investments (before tax) and impairment charges together amounted to EUR 418 million compared to a gain of EUR 1,035 million in the first nine months of 2005. The decline primarily reflects a negative fair value change in derivatives used for asset and liability management in the Netherlands and normal trading activity in the US in a higher interest rate environment, offset by net gains on the sale of shares in the Netherlands.

Other non-operating income/(charges) and share in profit/(loss) of associates together amounted to EUR 67 million. The comparable period in 2005 contained the book gain on the sale of the general insurance activities in Spain of EUR 176 million before tax.

Commissions and expenses

Commissions and expenses increased 8% to EUR 4,416 million (7% at constant currency exchange rates).

Revenue generating investments

Total revenue generating investments amounted to EUR 360 billion at September 30, 2006, compared to EUR 358 billion at December 31, 2005.

Shareholders’ equity

Over the past quarter, cash flows have remained strong and financial markets were benign for capital formation. As a result, shareholders’ equity amounted to EUR 19.1 billion at the end of the quarter, up 10% compared to June 30, 2006.

During the first nine months, the positive impact of EUR 2.0 billion from net income was offset by negative foreign currency translation effects of EUR 0.8 billion, a decrease in revaluation reserves of EUR 0.6 billion and distributions (dividends, coupons on perpetuals and repurchases of outstanding shares) of EUR 0.7 billion.

Repurchases of common shares

In the press release dated September 15, 2006, AEGON N.V. announced the repurchase of 11.6 million AEGON N.V. shares. The purpose of the repurchase is to neutralize the dilutive effect on earnings per share of the new shares issued as part of the payment of the 2006 interim dividend. AEGON N.V. completed the repurchase of shares in October 2006.

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REPORT OF THE COUNTRY UNITS

AMERICAS

amounts in millions

USD				USD			EUR
Third quarter				First nine months			First nine months
2006	2005	%		2006	2005	%	2006	2005	%
			Income by product segment
179	211	(15)	Traditional life	525	504	4	421	399	6
30	28	7	Life for account of policyholders	77	86	(10)	62	68	(9)
101	147	(31)	Fixed annuities	385	363	6	309	287	8
53	41	29	Variable annuities	223	39	N.M.	179	31	N.M.
62	105	(41)	Institutional guaranteed products	232	267	(13)	186	211	(12)
11	14	(21)	Fee - off balance sheet products	45	58	(22)	36	46	(22)
34	37	(8)	Reinsurance	153	101	51	123	80	54
120	82	46	Accident and health insurance	325	280	16	261	222	18

590	665	(11)	Operating earnings before tax	1,965	1,698	16	1,577	1,344	17
9	100	(91)	Gains/(losses) on investments	(110)	222	N.M.	(88)	176	N.M.
(16)	11	N.M.	Impairment charges	(42)	70	N.M.	(34)	55	N.M.

583	776	(25)	Income before tax	1,813	1,990	(9)	1,455	1,575	(8)
(139)	(225)	(38)	Income tax	(485)	(577)	(16)	(389)	(457)	(15)
0	0	N.M.	Minority interest	0	2	N.M.	0	2	N.M.

444	551	(19)	Net income	1,328	1,415	(6)	1,066	1,120	(5)

			Revenues
126	203	(38)	Life general account single premiums	541	623	(13)	434	493	(12)
1,374	1,373	0	Life general account recurring premiums	4,240	4,094	4	3,403	3,240	5
1,120	159	N.M.	Life policyholders account single premiums	1,393	504	176	1,118	399	180
253	294	(14)	Life policyholders account recurring premiums	851	874	(3)	683	692	(1)

2,873	2,029	42	Total life insurance gross premiums	7,025	6,095	15	5,638	4,824	17
622	631	(1)	Accident and health insurance	1,880	1,867	1	1,509	1,478	2

3,495	2,660	31	Total gross premiums	8,905	7,962	12	7,147	6,302	13
1,794	1,704	5	Investment income	5,383	4,974	8	4,320	3,937	10
295	274	8	Fee and commission income	881	799	10	707	632	12

5,584	4,638	20	Total revenues	15,169	13,735	10	12,174	10,871	12

1,104	931	19	Commissions and expenses	3,326	3,014	10	2,669	2,386	12

			Standardized new premium production insurance
1,226	311	N.M.	Life single premiums	1,746	1,009	73	1,401	799	75
209	249	(16)	Life recurring premiums annualized	711	778	(9)	571	616	(7)
332	280	19	Life total recurring plus 1/10 single	886	879	1	711	696	2

			Gross deposits
511	570	(10)	Fixed annuities	1,498	1,595	(6)	1,202	1,262	(5)
3,122	2,893	8	Institutional guaranteed products	9,891	8,591	15	7,938	6,800	17
1,633	1,780	(8)	Variable annuities	5,006	4,731	6	4,018	3,745	7

5,266	5,243	0	Total production on balance sheet	16,395	14,917	10	13,158	11,807	11

			Off balance sheet production
1,599	2,333	(31)	Synthetic GICs	5,494	5,641	(3)	4,409	4,465	(1)
			Mutual funds/ Collective Trusts and
2,068	1,848	12	other managed assets	7,468	7,800	(4)	5,994	6,174	(3)

3,667	4,181	(12)	Total production off balance sheet	12,962	13,441	(4)	10,403	10,639	(2)

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THE AMERICAS

♦	Value of new business amounted to USD 313 million, an increase of 23% compared to three-fourths of the full year 2005 value of new business.

♦	The IRR on new business improved to 12.4% from 11.3% for the full year 2005.

♦	Variable annuity sales increased 6% to USD 5.0 billion compared to the first nine months of 2005.

♦	Operating earnings before tax increased 16% to USD 1,965 million in the first nine months of 2006 compared to the same period in 2005.

♦	Total revenue generating investments amounted to USD 278 billion at September 30, 2006, an increase of 5% compared to year-end 2005.

Results

Operating earnings before tax for the first nine months of 2006 increased 16% to USD 1,965 million compared to the first nine months of 2005. The increase in earnings was led by strong growth in most lines of business, and improved mortality experience in the traditional life and reinsurance lines. In addition, the continued favorable returns on hedge funds, limited partnership and convertible bond investments, and the valuation of segregated fund annuities, all of which receive fair value treatment, have contributed to the significant earnings growth.

Net income, which includes net gains/losses on investments and impairment charges, decreased 6% to USD 1,328 million. Net gains/losses on investments amounted to a loss of USD 110 million in the first nine months of 2006 compared to a gain of USD 222 million in the same period during 2005. The loss is due to normal trading activity during the second quarter of 2006 in a rising interest rate environment. Net impairment charges of USD 42 million in the first three quarters of this year were well below long-term expectations, but less favorable than the net impairment recoveries of USD 70 million recorded in the same period in 2005. The effective tax rate of 27% for 2006 year to date is slightly lower than the effective rate of 29% in the comparable 2005 period.

Value of new business

Value of new business amounted to USD 313 million for the first nine months of 2006 compared to USD 255 million for three-fourths of the full year 2005 value of new business. The improvement in VNB is primarily due to increased production of variable annuities, institutional guaranteed products and reinsurance, in addition to higher returns in most lines of business. The IRR for the first nine months of 2006 was 12.4% compared to 11.3% for the full year of 2005. Please refer to pages 25 and 26 for more detailed information on value of new business.

Traditional life / Life for account of policyholders

New life sales for retail and BOLI/COLI products decreased 3% to USD 657 million compared to the first nine months of 2005. The decrease reflects lower retail sales within the Transamerica agency channel due to the continued focus on improved product profitability and strict underwriting disciplines in addition to the discontinuance of most sales of investor-owned life insurance. Standardized sales of BOLI/COLI of USD 149 million for the first nine months of 2006 compare to USD 77 million for the same 2005 period. This increase is primarily due to the sale of a significant case in the third quarter of 2006.

Operating earnings before tax for traditional life of USD 525 million increased 4% compared to the same period last year. The growth over last year is primarily attributable to improved mortality experience. Results for the third quarter of 2005 included a favorable reserve adjustment of USD 15 million and higher income from certain financial assets carried at fair value of USD 14 million.

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Operating earnings before tax from life for account of policyholders decreased USD 9 million to USD 77 million compared to the first nine months of 2005. The introduction of an equity indexed universal life product has caused sales to shift to the traditional life line of business.

Fixed annuities

Fixed annuity new deposits of USD 1,498 million for the first nine months of 2006 decreased 6%. Retail fixed annuity new deposits declined 12% as fixed annuity sales continue to be difficult due to the inverted yield curve and the resulting competition from other bank-sold products. However, new deposits in the pension channel increased 15% to USD 421 million. Fixed annuity account balances of USD 49.2 billion were USD 3.7 billion lower than year-end as policyholder withdrawals continue to exceed new deposits. The total decrement rate on the retail annuity segment increased to an annualized rate of 25% for the third quarter of 2006, which brings the total decrement rate for the first nine months of 2006 to 22%, within expectations.

Fixed annuity operating earnings before tax increased 6% to USD 385 million compared to the same period last year. This reflects an increase in earnings of USD 34 million from the impact of the fair value movements of certain financial assets and a decrease in earnings of USD 16 million from the valuation of total return annuities. Improved earnings from lower amortization of deferred policy acquisition costs have been partly offset by a decline in earnings due to lower retail account balances and lower investment income in the payout block. Pre-tax operating earnings for the third quarter of 2006 are USD 46 million lower than the third quarter of 2005. This is primarily due to the impact of fair value movement of certain financial assets and the total return annuity product, which collectively reduced earnings by USD 39 million compared to the third quarter of 2005. The remaining decrease is primarily related to lower retail account balances and lower investment income in the payout block.

Product spreads on the largest segment of the fixed annuity book were 232 basis points in the third quarter of 2006 on a pre-tax operating basis compared to 229 basis points in the second quarter. Product spreads in the third quarter include 25 basis points from the impact of valuation of certain financial assets carried at fair value compared to 23 basis points in the second quarter. On a normalized basis, the expected contribution to product spreads from the valuation of these assets is approximately 17 basis points.

Variable annuities

Variable annuity new deposits of USD 5.0 billion increased 6% compared to the first nine months of 2005. The retail segment increased 16% over last year, although growth slowed in the third quarter due to lower industry sales in general. The rollout of the new “Income Select for Life” product continued throughout the third quarter and the product has been favorably received, but not yet fully rolled out. Sales in the pension segment declined 3% from last year, primarily due to strong takeover deposits in the third quarter of 2005. Variable annuity balances of USD 50.5 billion increased 5% compared to year-end 2005.

Variable annuity operating earnings before tax were USD 223 million in the first nine months of 2006, an increase of USD 184 million. This includes a year-over-year increase of USD 90 million from the valuation of Canadian segregated funds, which contributed USD 31 million to operating earnings before tax in the first nine months of 2006, compared to a loss of USD 59 million in the same period last year. Growth in assets under management, due to favorable equity markets and changes in deferred policy acquisition costs, have also contributed to the growth in earnings.

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Institutional guaranteed products

Sales of institutional guaranteed products amounted to USD 9.9 billion, an increase of 15% compared to the first three quarters of 2005. The increased sales were primarily due to higher medium term note issuance from AEGON’s two programs, including the new Irish platform. The balance of institutional guaranteed products increased to USD 35.0 billion compared to USD 32.9 billion at year-end 2005.

Operating earnings before tax of institutional guaranteed products decreased 13% to USD 232 million compared to the same period last year. The decrease primarily reflects lower product spreads due to the continued rise of short-term interest rates, although this has been somewhat offset by increased earnings on certain financial assets carried at fair value and continued growth due to strong sales. In addition, pre-tax operating earnings for the third quarter of 2006 include a charge of USD 10 million related to a management decision to terminate certain perpetual floating rate contracts.

Fee – off balance sheet products

Off balance sheet sales for the first nine months of 2006 of USD 13.0 billion were 4% lower than the same period in 2005. Retail mutual fund deposits of USD 2.4 billion increased 55% compared to first nine months of 2005 due primarily to increased sales in the wirehouse and fee planner channels. Pension mutual funds increased 5% to USD 4.1 billion, primarily due to higher takeover deposits during the first quarter of 2006. Synthetic GIC sales of USD 5.5 billion in the first nine months of 2006 decreased 3% from USD 5.6 billion. Institutional asset management sales decreased from USD 2.4 billion to USD 1.0 billion in the first three quarters of 2006 due to a strong first quarter 2005. Off balance sheet assets of USD 87.4 billion at September 30, 2006 have increased 8% compared to year-end 2005 due to continued strong mutual fund sales and positive equity market returns.

Operating earnings before tax from fee – off balance sheet products of USD 45 million declined by USD 13 million compared to the first nine months of 2005. This decrease is due to a one-time release of USD 20 million during the second quarter of 2005 from a long-term deferred compensation plan. This was partly offset by higher fees from the growth in assets under management.

Reinsurance

Reinsurance new life sales of USD 229 million increased USD 26 million or 13% over the same period in 2005 due to growth in international sales.

Reinsurance operating earnings before tax increased 51% to USD 153 million compared to the same period in 2005. The increase in earnings primarily reflects continued growth in this business due to strong sales and favorable mortality relative to 2005. In addition, earnings from the total return annuity product amounted to USD 12 million in the first three quarters of 2006 compared to a loss of USD 3 million in the comparable 2005 period.

Accident and health business

Accident and health premiums of USD 1,880 million increased 1% compared to the same period last year. Accident and health operating earnings before tax increased 16% to USD 325 million compared to the first nine months of 2005. The increase in earnings is primarily due to favorable claims experience relative to the same period in 2005 and continued growth.

Commissions and expenses

Commissions and expenses of USD 3,326 million increased 10% compared to the first nine months of 2005. Operating expenses of USD 1,450 million were up 13% compared to the same period last year. This increase

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includes the impact of a one-time release of USD 20 million during the second quarter of 2005 from a long-term deferred compensation plan included in the fee – off balance sheet line of business. Operating expenses increased primarily due to growth initiatives in variable annuities and off balance sheet asset management, as well as increased regulatory and compliance costs.

Normalized return expectations for fair-valued assets in operating earnings

AEGON provides normalized return expectations for certain financial assets that are managed on a total return basis with no offsetting changes to the fair value of liabilities. Normalized annual earnings on these assets, as described in more detail below, are based on long-term expected returns in financial markets, but should not be used as an explicit forecast for the year as actual results can and will deviate from these expectations. These levels of normalized annualized earnings will be revisited and updated at the end of 2006.

These assets include certain hedge funds, real estate limited partnerships and convertible bonds, with assets totaling approximately USD 3.6 billion as of September 30, 2006. Operating earnings for the first nine months of 2006 include USD 298 million (USD 355 million before DPAC offsets) related to these asset classes, including fair valuation of assets of USD 267 million and cash income of USD 31 million. Based on current holdings and asset class returns consistent with long-term historical experience, the long-term expected return on an annual basis is 8-10%, including fair valuation and cash income, before tax and DPAC offsets. The impact of the fair valuation of assets is most notable in the traditional life, fixed annuity and institutional guaranteed products lines of business.

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THE NETHERLANDS

amounts in millions

EUR				EUR
Third quarter				First nine months
2006	2005	%		2006	2005	%
			Income by product segment
82	63	30	Traditional life	129	190	(32)
(4)	17	N.M.	Life for account of policyholders	298	(50)	N.M.
9	5	80	Fee - off balance sheet products	26	19	37
10	5	100	Accident and health insurance	27	33	(18)
6	4	50	General insurance	23	24	(4)
14	7	100	Banking activities	30	4	N.M.

117	101	16	Operating earnings before tax	533	220	142
286	142	101	Gains/(losses) on investments	476	871	(45)
(9)	(1)	N.M.	Impairment charges	(13)	(35)	63
1	0	N.M.	Share in profit/(loss) of associates	4	1	N.M.

395	242	63	Income before tax	1,000	1,057	(5)
(113)	(36)	N.M.	Income tax	(181)	(250)	(28)

282	206	37	Net income	819	807	1

			Revenues
257	77	N.M.	Life general account single premiums	552	304	82
54	69	(22)	Life general account recurring premiums	393	410	(4)
40	154	(74)	Life policyholders account single premiums	484	537	(10)
216	231	(6)	Life policyholders account recurring premiums	1,060	1,195	(11)

567	531	7	Total life insurance gross premiums	2,489	2,446	2
33	34	(3)	Accident and health insurance	158	165	(4)
92	93	(1)	General insurance	346	353	(2)

692	658	5	Total gross premiums	2,993	2,964	1
517	464	11	Investment income	1,500	1,570	(4)
87	84	4	Fee and commission income	264	244	8

1,296	1,206	7	Total revenues	4,757	4,778	(0)

243	275	(12)	Commissions and expenses	765	866	(12)

			Standardized new premium production insurance
284	216	31	Life single premiums	912	799	14
25	22	14	Life recurring premiums annualized	90	89	1
53	44	20	Life total recurring plus 1/10 single	181	169	7
17	11	55	Non-life premiums	63	38	66

			Gross deposits
528	1,038	(49)	Saving deposits	1,898	2,539	(25)

528	1,038	(49)	Total production on balance sheet	1,898	2,539	(25)

			Off balance sheet production

109	220	(50)	Mutual funds and other managed assets	243	715	(66)

109	220	(50)	Total production off balance sheet	243	715	(66)

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AEGON THE NETHERLANDS

♦	Value of new business amounted to EUR 33 million, a 13% increase compared to three-fourths of the full year 2005 value of new business.

♦	The IRR on new business was 9.4%, compared to 9.2% for the full year 2005 and an IRR of 8.5% for the first half of 2006.

♦	New life sales increased by 7% to EUR 181 million.

♦	Non-life sales increased 66% to EUR 63 million, due to successful sales of new disability products.

♦	Operating earnings before tax amounted to EUR 533 million, compared to EUR 220 million in the first nine months of 2005.

♦	Total revenue generating investments increased to EUR 64.8 billion at September 30, 2006, up 3% from year-end 2005 levels.

Results

At the end of the second quarter of 2006, AEGON the Netherlands extended and enhanced its active risk management strategy. In addition to the established derivatives program of 2004 to lengthen the asset duration, AEGON The Netherlands has implemented a comprehensive hedging program using derivative instruments to significantly mitigate the risks related to guarantees embedded in traditional life and unit-linked products.

Hedging the exposures to guarantees of the unit-linked business led to lower capital requirements on that business, resulting in an improved value of new business and internal rate of return for the first nine months of 2006. Fair value movements of the derivatives hedging the unit-linked guarantees are part of operating earnings, while fair value movements of derivatives related to traditional life guarantees are part of net gains/losses on investments.

Operating earnings before tax amounted to EUR 533 million in the first nine months of 2006, compared to EUR 220 million in the first nine months of 2005. Operating earnings were significantly influenced by provisions for guarantees and fair value movements of related hedge instruments. The net impact of guarantee provisions and related hedging results on operating earnings in the first nine months of 2006 was a positive EUR 188 million, whereas EUR 81 million was added to guarantee provisions in the first nine months of 2005. In the third quarter of 2006, the net impact of an addition to the guarantee provisions and positive hedging results on operating earnings results amounted to a negative EUR 43 million.

Certain financial assets that are carried at fair value with no offsetting changes in the fair value of liabilities contributed EUR 28 million to operating earnings before tax, compared to a positive EUR 56 million in the first nine months of 2005. Operating earnings in the first nine months of 2005 included EUR 42 million in provisions for improvements of “Spaarkas” products. In addition, earnings in the third quarter of 2006 include a non-recurring positive amount of EUR 29 million related to securitization of mortgages.

Net income, which includes net gains/losses on investments, impairment charges and the share in profit of associates, increased 1% to EUR 819 million. Net gains on investments (before tax) amounted to EUR 476 million compared to EUR 871 million in the first nine months of 2005. The gains and losses on investments (before tax) include a negative EUR 133 million from the decrease in market value of derivatives used for asset and liability management purposes, compared to a positive contribution of EUR 327 in the first nine months of 2005.

12 of 32

The effective tax rate amounted to 18% compared to 24% in the first nine months of the prior year. The decrease is largely the result of higher tax-exempt gains from the sale of shares.

Value of new business

The value of new business for the first nine months of 2006 amounted to EUR 33 million, an increase of 13% compared to three-fourths of the full year 2005 value of new business. The IRR amounted to 9.4% compared to 9.2% for the full year 2005 and 8.5% for the first half of 2006. Lower capital requirements on unit-linked business had a positive impact on value of new business and IRR for the first nine months of 2006. Please refer to pages 25 and 26 for more detailed information on value of new business.

Traditional life / Life for account of policyholders

New life sales increased 7% to EUR 181 million. Strong sales growth of individual life and pensions, and SME pensions, particularly in the third quarter, more than compensated for fewer large group pension contracts in the first nine months of 2006. Immediate annuities were an important driver for individual life sales. The prospects for AEGON’s group pension business remain strong.

Operating earnings before tax for traditional life amounted to EUR 129 million for the first nine months of 2006, compared to EUR 190 million in the same period in 2005. The decrease mainly reflects lower investment income, including a smaller contribution from assets carried at fair value with no offsetting changes in the fair value of liabilities, and lower technical results compared to favorable results in 2005. These were partially offset by a positive non-recurring amount of EUR 29 million related to securitization of mortgages in the third quarter of 2006.

Operating earnings before tax from life for account of policyholders amounted to EUR 298 million, compared to a loss of EUR 50 million in the first nine months of 2005. This mainly reflects the net positive effect of changes in interest rates on provisions for guarantees and related hedges, and the absence of additions to provisions for “Spaarkas” products.

Fee – off balance sheet products

Off balance sheet product sales amounted to EUR 243 million compared to EUR 715 million in the first nine months of 2005. The comparable period in 2005 included a number of large mandates.

Operating earnings before tax from fee - off balance sheet products amounted to EUR 26 million, compared to EUR 19 million in the first nine months of 2005, as a result of a continuing positive trend in profitability of the asset management businesses and an improved performance of Meeùs, a wholly-owned independent distribution business of AEGON The Netherlands. At the beginning of the fourth quarter, the acquisition of the remaining 55% stake in Unirobe, another Dutch distribution company, was completed after regulatory approval. Unirobe will be consolidated in the fourth quarter of 2006.

Non-life insurance

Non-life sales increased 66% to EUR 63 million, due to successful sales of new disability products. Accident and health premiums decreased 4% to EUR 158 million as a result of lapses in the sickness benefits market due to new legislation. Sales of the new WIA disability product developed favorably and represented 49% of all new non-life production in the first nine months of 2006. Accident and health operating earnings before tax were EUR 27 million compared to EUR 33 million in the first nine months of 2005. Technical results were lower compared to the favorable results in 2005, mainly as a result of more normalized claim experience and lapses in the sickness benefit market.

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General insurance premiums decreased 2% to EUR 346 million. General insurance operating earnings before tax amounted to EUR 23 million compared to EUR 24 million in the comparable period. Better technical results were offset by lower investment income and pricing pressure due to increased competition in some markets.

Banking activities

During the first half of the year, employees of companies in the Netherlands had the opportunity to establish a “Levensloop” account. New “Levensloop” deposits, largely recurring, amounted to EUR 76 million in the first nine months of 2006. Operating earnings before tax from banking activities amounted to EUR 30 million, compared to EUR 4 million in the first nine months of 2005. The increase primarily reflects the absence of additions to provisions for equity lease products.

Commissions and expenses

Commissions and expenses decreased 12% to EUR 765 million in the first nine months of 2006. Operating expenses amounted to EUR 507 million, 14% lower than in the comparable period of 2005. This is primarily due to the absence of additional provisions for “Spaarkas” and equity lease products. On a like-for-like basis, operating expenses were up by approximately 4%, but show a downward trend in sequential quarters.

Normalized return expectations for fair-valued assets in operating earnings

AEGON provides normalized return expectations for certain financial assets that are managed on a total return basis with no offsetting changes to the fair value of liabilities. Normalized annual earnings on these assets, as described in more detail below, are based on long-term expected returns in financial markets, but should not be used as an explicit forecast for the year as actual results can and will deviate from these expectations. These levels of normalized annualized earnings will be revisited and updated at the end of 2006.

These assets include an investment in a private equity fund and totaled EUR 228 million as of September 30, 2006. Operating earnings for the first nine months of 2006 include a gain of EUR 28 million related to these asset classes. Based on current holdings and asset class returns consistent with long-term historical experience, the long-term expected return on an annual basis is 8% before tax. The impact of the fair valuation of assets is notable in the traditional life and life for account of policyholders lines of business.

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UNITED KINGDOM

amounts in millions

GBP				GBP			EUR
Third quarter				First nine months			First nine months
2006	2005	%		2006	2005	%	2006	2005	%
			Income by product segment
2	(2)	N.M.	Traditional life	8	0	N.M.	12	0	N.M.
35	33	6	Life for account of policyholders	107	97	10	156	142	10
2	(18)	N.M.	Fee - off balance sheet products	(1)	(16)	94	(2)	(24)	92

39	13	200	Operating earnings before tax	114	81	41	166	118	41
8	(1)	N.M.	Gains/(losses) on investments	6	3	100	8	5	60
0	0	N.M.	Impairment charges	(1)	(1)	0	(1)	(1)	0
26	15	73	Other non-operating income/(charges) [1]	37	53	(30)	54	77	(30)

73	27	170	Income before tax	156	136	15	227	199	14
(27)	(15)	80	Income tax attributable to policyholder return	(27)	(53)	(49)	(39)	(77)	(49)

46	12	N.M.	Income before income tax on shareholders return	129	83	55	188	122	54
(11)	(1)	N.M.	Income tax on shareholders return	(19)	(19)	0	(27)	(29)	(7)
0	0	N.M.	Minority interest	0	0	N.M.	0	1	N.M.

35	11	N.M.	Net income	110	64	72	161	94	71

			Revenues
236	130	82	Life general account single premiums	608	242	151	888	354	151
54	45	20	Life general account recurring premiums	164	136	21	239	198	21
1,263	543	133	Life policyholders account single premiums	2,776	1,223	127	4,051	1,785	127
316	306	3	Life policyholders account recurring premiums	961	913	5	1,402	1,333	5

1,869	1,024	83	Total gross premiums	4,509	2,514	79	6,580	3,670	79
413	377	10	Investment income	1,247	1,144	9	1,819	1,671	9
42	37	14	Fee and commission income	126	111	14	184	162	14

2,324	1,438	62	Total revenues	5,882	3,769	56	8,583	5,503	56

158	137	15	Commissions and expenses	437	362	21	638	529	21

			Standardized new premium production insurance [2]
1,578	808	95	Life single premiums	3,995	2,175	84	5,829	3,175	84
111	89	25	Life recurring premiums annualized	368	273	35	537	399	35
269	170	58	Life total recurring plus 1/10 single	768	491	56	1,120	717	56

			Off balance sheet production
119	278	(57)	Mutual funds and other managed assets	648	947	(32)	946	1,382	(32)

119	278	(57)	Total production off balance sheet	648	947	(32)	946	1,382	(32)

[1]	Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax.

There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

[2]	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

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AEGON UNITED KINGDOM

♦	Value of new business amounted to GBP 84 million, an increase of 68% compared to three-fourths of the 2005 value of new business.

♦	The IRR on new business increased to 11.9% from 11.0% for the full year 2005.

♦	New life sales increased 56% to GBP 768 million.

♦	Operating earnings before tax increased 41% to GBP 114 million, or 22% excluding the effect of an incentive plan charge in 2005 and 2006.

♦	Total revenue generating investments of GBP 46.9 billion increased 4% compared to year-end 2005 levels.

Results

Operating earnings before tax amounted to GBP 114 million, compared to GBP 81 million in the first nine months of 2005. The increase mainly reflects the positive effect of higher equity and bond markets, growth of the businesses and the annuity business in particular. Earnings in the first nine months of 2006 were impacted by a GBP 13 million charge for an incentive plan related to the accelerated acquisition of the remaining 40% of Positive Solutions. In 2005, third quarter earnings included a GBP 23 million charge related to this item. Excluding the effect of these charges, operating earnings before tax increased 22%.

Net income, which includes net gains/losses on investments and impairment charges, increased to GBP 110 million from GBP 64 million in the first nine months of 2005. Other non-operating income includes a gain of GBP 11 million in the first quarter of 2006 related to the sale of the Luxembourg-based subsidiary Scottish Equitable International to La Mondiale Participations. In the consolidated earnings for the Group, 35% of this gain has been eliminated to reflect AEGON’s 35% share in La Mondiale Participations.

The effective tax rate in the first nine months of 2006 decreased from 23% to 15%. This reflects the disposal on the Luxembourg subsidiary and a change in the mix of earnings.

Value of new business

The value of new business for the first nine months of 2006 increased 68% to GBP 84 million, compared to GBP 50 million for three-fourths of the full year 2005 value of new business. The IRR on new business increased to 11.9% compared to 11.0% for the full year 2005. The increase in value of new business reflects higher production and a more profitable mix of business. Please refer to pages 25 and 26 for more detailed information on value of new business.

Traditional life / Life for account of policyholders

New life sales in the first nine months of 2006 increased 56%, driven by increased activity in the pension business and strong sales of bonds, annuities and individual protection products. A portion of the higher pension sales can be attributed to exceptional activity due to Pension A-Day with single premium pension sales more than doubling. Compared to the first nine months of 2005, non-pension sales grew 32% to GBP 193 million in annualized premium equivalent.

Operating earnings before tax for traditional life amounted to GBP 8 million, compared to nil in the first nine months of 2005, due to growth of the business, particularly annuities. Operating earnings before tax from life for account of policyholders were GBP 107 million, a 10% increase. This increase mainly reflects business growth and the impact of the higher equity and bond markets on fund-related charges.

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Fee – off balance sheet products

In asset management, the retail business continued its positive trend and showed strong performance, with the majority of sales coming from bond funds. This further emphasizes the strength of AEGON’s fixed income offering. Institutional sales were lower as three large institutional mandates were won in the first nine months of 2005, compared to one major contract in 2006. Total off balance sheet production amounted to GBP 648 million, compared to GBP 947 million in the first nine months of 2005.

In AEGON’s owned-distribution businesses in the UK, Positive Solutions continued its growth and income increased in the first nine months of 2006.

Operating earnings before tax from the fee – off balance sheet products amounted to a negative GBP 1 million, compared to a negative contribution of GBP 16 million in the first nine months of 2005. Excluding the charges of GBP 13 million for the incentive plan related to Positive Solutions in 2006 and GBP 23 million in the third quarter of 2005, earnings of the fee businesses increased from GBP 7 million in 2005 to GBP 12 million in 2006.

Commissions and expenses

Commissions and expenses increased 21% to GBP 437 million, reflecting growth in the protection and distribution businesses, and increased amortization charges. Operating expenses increased by 6% to GBP 270 million, due to investments and growth of the businesses.

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OTHER COUNTRIES

amounts in millions

EUR				EUR
Third quarter				First nine months
2006	2005	%		2006	2005	%
			Income by product segment
5	2	150	Traditional life	6	10	(40)
3	2	50	Life for account of policyholders	5	4	25
(6)	1	N.M.	Fee - off balance sheet products	(18)	2	N.M.
1	1	0	Accident and health insurance	3	2	50
7	6	17	General insurance	24	21	14
1	1	0	Other	0	0	N.M.

11	13	(15)	Operating earnings before tax	20	39	(49)
0	5	N.M.	Gains/(losses) on investments	15	11	36
0	0	N.M.	Other non-operating income/(charges)	(1)	176	N.M.
5	(2)	N.M.	Share in profit/(loss) of associates	15	11	36

16	16	0	Income before tax	49	237	(79)
(5)	(2)	150	Income tax	(14)	(36)	(61)

11	14	(21)	Net income	35	201	(83)

			Revenues
7	8	(13)	Life general account single premiums	21	17	24
195	203	(4)	Life general account recurring premiums	647	646	0
110	3	N.M.	Life policyholders account single premiums	317	14	N.M.
53	34	56	Life policyholders account recurring premiums	165	96	72

365	248	47	Total life insurance gross premiums	1,150	773	49
16	15	7	Accident and health insurance	56	54	4
29	33	(12)	General insurance	95	98	(3)

410	296	39	Total gross premiums	1,301	925	41
55	41	34	Investment income	142	116	22
12	6	100	Fee and commission income	29	17	71
1	0	N.M.	Other revenues	1	0	N.M.

478	343	39	Total revenues	1,473	1,058	39

82	61	34	Commissions and expenses	276	188	47

			Standardized new premium production insurance [1]
112	14	N.M.	Life single premiums	343	34	N.M.
38	30	27	Life recurring premiums annualized	133	311	(57)
49	31	58	Life total recurring plus 1/10 single	167	314	(47)

			Gross deposits
1	1	0	Variable annuities	4	3	33

1	1	0	Total production on balance sheet	4	3	33

			Off balance sheet production
124	79	57	Mutual funds and other managed assets	345	238	45

124	79	57	Total production off balance sheet	345	238	45

[1]	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

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OTHER COUNTRIES

♦	Value of new business amounted to EUR 97 million, compared to EUR 105 million for three-fourths of the full year 2005.

♦	The IRR on new business increased for all regions.

♦	New life sales in the first nine months of 2006 decreased 47% to EUR 167 million.

♦	Operating earnings before tax amounted to EUR 20 million, compared to EUR 39 million in the first nine months of 2005.

♦	Total revenue generating investments increased 29% to EUR 7.0 billion, compared to year-end 2005 levels.

Results

Operating earnings before tax in Other countries amounted to EUR 20 million, compared to EUR 39 million in the first nine months of 2005. Higher earnings in Hungary and Spain were more than offset by investments in growth in Slovakia and China, and lower results in Taiwan.

Net income amounted to EUR 35 million, compared to EUR 201 million in the first nine months of 2005. The comparable period included a book gain on the sale of the Spanish general insurance activities of EUR 176 million before tax. AEGON’s share in the profit (and loss) of associates (after tax) amounted to EUR 15 million, compared to EUR 11 million in the first nine months of 2005.

Value of new business

The value of new business coming from Other countries for the first nine months of 2006 amounted to EUR 97 million, compared to EUR 105 million for three-fourths of the full year 2005 value of new business. This reflects lower volumes in Taiwan due to re-pricing of traditional life products in 2005. Other countries accounted for 19% of the total value of new business for the Group. Asia accounted for 38% of the value of new business coming from Other countries, while Central and Eastern Europe (CEE) and Other European Countries accounted for 34% and 28% respectively.

The IRR amounted to 19.9% for Asia, against 10.6% for the full year 2005. The improvement is driven by Taiwan, mainly due to re-pricing in 2005. For CEE, the IRR of 40.4% compares to 33.4% for the full year 2005. This reflects an improvement in Hungary and Poland. Finally, the IRR for Other European Countries amounted to 18.8%. This compares to 17.5% for the full year 2005 and mainly reflects an improvement at the Caja de Ahorros del Mediterráneo (CAM) partnership in Spain.

Please refer to pages 25 and 26 for more detailed information on value of new business.

Traditional life / Life for account of policyholders

New life sales in Taiwan in the first nine months of 2006 decreased 70% to NTD 3.4 billion (EUR 85 million), reflecting the high levels of sales through the broker and bank channel in the comparable period. Unit-linked sales accounted for 48% of total new life sales in the first nine months of 2006. The decline in traditional life sales is due to re-pricing of the products following the revised reserving requirements introduced in 2005. Total gross premiums increased 11% to NTD 24.8 billion (EUR 610 million) in the first nine months of 2006, mainly due to growth in premiums of the life for account of policyholder business.

In Hungary, new life sales increased 18% to HUF 3.6 billion (EUR 14 million). Sales in the third quarter were higher, partly due to the introduction of a new tax law. In addition, a new risk product introduced in the second

19 of 32

quarter showed good sales momentum and various products have been repositioned in order to increase sales through the independent network.

In Poland, new life sales amounted to PLN 149 million (EUR 38 million), driven by strong single premium and steady growth in recurring premium sales. Sales in the third quarter were lower than in the previous quarter due to the impact of increased equity market volatility on single premium sales.

In Spain, new life sales increased 57% to EUR 23 million, mainly reflecting the proportional inclusion of bancassurance sales through AEGON’s joint ventures Caja Badajoz Vida and Seguros Navarra. New premium production has been adversely affected by uncertainty about changes in tax law, effective in 2007, delaying the closing of several agreements on group policies.

The partnership with CAM experienced a decrease of 28% in new life sales to EUR 128 million (on a 100% basis), but returns improved. Premium income for the partnership with CAM amounted to EUR 361 million (on a 100% basis). The partnership with CAM is not consolidated in AEGON’s accounts. AEGON includes its share in the results of the partnership in the line share in profit / (loss) of associates.

Total traditional life insurance operating earnings before tax from Other countries amounted to EUR 6 million, compared to EUR 10 million in the first nine months of 2005. This reflects lower results in Taiwan, due to the decline in sales, and sales growth in China, where acquisition costs are not yet deferred. Operating earnings from life for account of policyholders increased to EUR 5 million from EUR 4 million in the comparable period.

Fee - off balance sheet products

In Hungary, off balance sheet product sales amounted to HUF 74 billion (EUR 281 million). Sales in the pension fund business continued to grow, with the number of new members added in the first nine months of 2006 increasing by 49% to almost 44,000. Total pension fund membership amounted to more than 617,000 members at the end of September 2006. Off balance sheet investments grew by 22% to HUF 343 billion (EUR 1.26 billion) compared to the year-end 2005 level.

In Slovakia, the pension fund business continued to report strong growth. In the first nine months, approximately 145,000 new pension fund members were registered, bringing the total to slightly over 193,000.

Total fee - off balance sheet operating earnings before tax from Other countries amounted to a negative EUR 18 million, against a positive EUR 2 million for the first nine months of 2005, reflecting acquisition costs to grow the Slovakian pension business which are immediately expensed.

Non-life insurance

In Hungary, non-life premium income increased by 5% to HUF 25 billion (EUR 96 million) mainly as a result of strong household insurance sales. Non-life premiums in Spain, which only include health business, increased 2% to EUR 55 million.

Accident and health insurance operating earnings before tax in Other countries amounted to EUR 3 million compared to EUR 2 million in the first nine months of 2005. General insurance operating earnings before tax increased to EUR 24 million from EUR 21 million in the comparable period last year.

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Commissions and expenses

Commissions and expenses increased 47% to EUR 276 million mainly due to lower deferral of commissions in Taiwan, following a change in business mix, and strong pension sales in Slovakia. Operating expenses increased 10% to EUR 106 million due to higher expenses in China, Hungary and new operations in Poland, offset by lower expenses in Spain.

Associates

AEGON’s share in the profit of associates amounted to EUR 15 million (after tax), compared to EUR 11 million in the first nine months of 2005. This line represents the income from the partnership with CAM (49.99% interest) as well as the income from the 35% stake in La Mondiale Participations.

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CONDENSED CONSOLIDATED BALANCE SHEETS

amounts in millions

	At Sept. 30 2005 EUR	At Sept. 30 2006 EUR	At Dec. 31 2005 EUR	%
Investments general account	142,826	141,157	146,075	(3)
Investments for account of policyholders	123,191	131,481	127,547	3
Investments in associates	521	494	542	(9)
Other assets and receivables	36,173	39,157	37,051	6

Total assets	302,711	312,289	311,215	0

Shareholders’ equity	18,524	19,110	19,276	(1)
Other equity instruments	3,576	4,025	3,379	19
Minority interest	14	15	15	0

Group equity	22,114	23,150	22,670	2
Trust pass-through securities	428	407	437	(7)
Subordinated borrowings	280	33	284	(88)
Senior debt related to insurance activities	1,796	1,837	2,059	(11)

Total capital base	24,618	25,427	25,450	(0)
Insurance contracts general account	92,841	90,448	95,690	(5)
Insurance contracts for account of policyholders	68,604	70,982	70,280	1
Investment contracts general account	37,670	38,001	38,842	(2)
Investment contracts for account of policyholders	56,156	61,660	58,724	5
Other liabilities	22,822	25,771	22,229	16

Total equity and liabilities	302,711	312,289	311,215	0

SHAREHOLDERS’ EQUITY ROLL FORWARD

	At Sept. 30 2005 EUR	At Sept. 30 2006 EUR	At Dec. 31 2005 EUR
Shareholders’ equity January 1	14,875	19,276	14,875
Net income	2,045	1,973	2,732
Dividend paid	(272)	(471)	(272)
Movements in foreign currency translation reserve	1,327	(838)	1,515
Repurchased and sold own shares	73	(96)	76
Movements in revaluation reserves	538	(578)	152
Coupons on perpetuals (net of tax)	(95)	(104)	(132)
Other changes	33	(52)	330[1]

Shareholders’ equity end of period	18,524	19,110	19,276

[1]	Includes EUR 275 million in 2005 from an agreement between the Dutch tax authorities and AEGON N.V. on a number of items related to AEGON NV’s corporate income tax filings for the years 1996-2005.

ADDITIONAL BALANCE SHEET INFORMATION

At Sept. 30 2006 USD	At Dec. 31 2005 USD	%		At Sept. 30 2005 USD	At Sept. 30 2005 EUR	At Sept. 30 2006 EUR	At Dec. 31 2005 EUR	%
			Assets
13,980	12,728	10	Deferred policy acquisition costs	12,348	10,254	11,043	10,789	2
			Equity
2,673	2,490	7	Preferred shares	2,541	2,110	2,111	2,111	0
2,171	2,705	(20)	Revaluation reserves	3,226	2,679	1,715	2,293	(25)
			Liabilities
49,166	52,907	(7)	Fixed annuities	53,623	44,530	38,836	44,848	(13)
35,038	32,938	6	Institutional guaranteed products	32,404	26,909	27,676	27,921	(1)
50,477	48,015	5	Variable annuities	46,864	38,917	39,871	40,701	(2)
6,372	5,954	7	Savings accounts	6,606	5,486	5,033	5,047	(0)

			Number of employees		27,206	27,404	27,159	1

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REPORT OF THE HOLDING COMPANY

Capital and funding

Over the past quarter, cash flows have remained strong and financial markets were benign for capital formation. As a result, shareholders’ equity amounted to EUR 19.1 billion at the end of the quarter, up 10% compared to June 30, 2006.

Over the first nine months, the positive impact of EUR 2.0 billion from net income was offset by negative foreign currency translation effects of EUR 0.8 billion, a decrease in revaluation reserves of EUR 0.6 billion and distributions (dividends, coupons on perpetuals and repurchases of outstanding shares) of EUR 0.7 billion. At September 30, 2006 shareholders’ equity represented 75% of the total capital base, comfortably within target levels. Group equity, which includes other equity instruments (such as perpetual capital securities) and minority interests, represented 91% of the total capital base. The capital leverage to total capital ratio decreased to 9% from 11% at December 31, 2005.

AEGON continues to review the composition of its capital base and its leverage targets. AEGON’s intention is to maintain leverage targets and limits on excess capital it holds at the same economic levels as has been the case in the past.

Repurchases of common shares

In the press release dated September 15, 2006, AEGON N.V. announced the repurchase of 11.6 million AEGON N.V. shares. The purpose of the repurchase is to neutralize the dilutive effect on earnings per share of the new shares issued as part of the payment of the 2006 interim dividend. AEGON N.V. completed the repurchase of shares in October 2006.

Interest charges and other

Interest charges and other decreased 6% to a negative EUR 203 million in the first nine months of 2006.

Subsequent events

At the beginning of the fourth quarter, the acquisition of the remaining 55% stake in Unirobe, a Dutch distribution company, was completed after gaining regulatory approval. AEGON took a 45% stake in Unirobe in 2003. Unirobe will be consolidated in the fourth quarter of 2006.

On October 18, 2006, AEGON announced the completion of the acquisition of a 49% interest in Seguros Argos S.A. de C.V., a Mexican life insurance company specializing in the sale of life insurance to individuals through their employers (worksite marketing). Ranked by market share for individual life insurance, Seguros Argos is seventh among life insurance companies in Mexico. AEGON and Seguros Argos have also signed an agreement to form a start-up pension fund management joint venture, which will be called Afore Argos. AEGON will own 49% of Afore Argos, which received final approval from CONSAR, the regulatory body that oversees the pension industry in Mexico.

On November 1, 2006, AEGON announced that one of its US subsidiaries signed an agreement providing for AEGON’s acquisition of Clark, Inc. (Clark), a company specializing in the sale of corporate-owned and bank-owned life insurance and other benefit programs, for approximately USD 293 million. The transaction is expected to close early in the first quarter of 2007, subject to normal closing requirements.

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On November 9, 2006, AEGON has entered into an agreement with Ergo Hestia to purchase 100% of the shares of the pension fund management company PTE Ergo Hestia S.A. The acquisition is subject to approval from the Polish Financial Supervision Commission and anti-trust authorities. The acquisition is expected to be completed in early 2007.

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VALUE OF NEW BUSINESS

Starting with the first quarter of 2006, AEGON is providing value of new business information on a quarterly basis. Value of new business represents the present value of the future distributable earnings on the block of business sold in the latest reporting period. Value of new business is calculated using beginning of year economic assumptions and assumptions outside of management control, and end of period operating assumptions. AEGON’s management believes that this information, in conjunction with other publicly-disclosed financial information, can provide valuable additional information for investors and shareholders.

Value of new business should not be viewed as a substitute for AEGON’s primary financial statements. The methodology AEGON uses to calculate value of new business is consistent with European Embedded Value Principles and described in more detail in the 2005 Embedded Value disclosure document that is available on AEGON’s website: www.aegon.com.

VALUE OF NEW BUSINESS

(amounts in EUR millions)

	VNB First nine months 2006	VNB 3/4 of full year 2005%
Gross value of new business	925	842	10
Tax	(264)	(270)	(2)
Cost of capital	(158)	(159)	0
Value of new business	503	413	22

VALUE OF NEW BUSINESS AND IRR

(amounts in EUR millions, after-tax)

	VNB First nine months 2006	VNB 3/4 of full year 2005	IRR First nine months 2006%	IRR full year 2005%
Americas	251	205	12.4	11.3
The Netherlands	33	29	9.4	9.2
United Kingdom	122	73	11.9	11.0
Asia	37	62	19.9	10.6
China[1]	1	0	17.8	15.3
Taiwan	36	62	19.9	10.6
Central and Eastern Europe	33	20	40.4	33.4
Czech Republic	0	0	19.0	26.5
Hungary	15	14	49.1	39.9
Poland	10	2	>50	25.8
Slovakia	8	3	11.5	11.7
Other European countries	27	23	18.8	17.5
France[2]	4	3	9.3	9.1
Spain[3]	23	19	20.4	19.1

Total	503	413	14.8	12.4

[1]	AEGON CNOOC joint venture (50%).
[2]	La Mondiale Partnership (35%).
[3]	AEGON Spain and 50% of CAM partnership in Spain.

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VNB/PVNBP SUMMARY

(amounts in EUR millions)

First nine months 2006

	Premium business				Deposit business
	(TL, LAP, Reins, A&H)				(FA, VA, IGP, Fee)
	VNB	PVNBP[4]	VNB/ PVNBP %	VNB/ APE %	VNB	PVNBP	VNB/ PVNBP %	VNB/ Deposits %	Total VNB	Total IRR %
Americas	132	5,652	2.3	12.1	119	19,073	0.6	0.7	251	12.4
The Netherlands	33	1,431	2.3	15.6	0	4	7.4	30.1	33	9.4
United Kingdom	122	7,108	1.7	11.5	0	0	—	0.0	122	11.9
Asia	37	570	6.4	39.8	0	0	—	0.0	37	19.9
China[1]	1	33	2.7	17.5	0	0	—	0.0	1	17.8
Taiwan	36	537	6.6	41.1	0	0	—	0.0	36	19.9
Central and Eastern Europe	18	415	4.4	35.4	14	695	2.1	51.0	33	40.4
Czech Republic	0	7	3.7	17.8	0	0	—	0.0	0	19.0
Hungary	8	78	9.7	63.8	8	173	4.6	54.8	15	49.1
Poland	10	319	3.0	25.8	0	0	—	0.0	10	>50
Slovakia	1	12	9.0	60.8	7	522	1.2	47.1	8	11.5
Other European countries	27	1,294	2.1	18.8	0	0	—	0.0	27	18.8
France[2]	4	844	0.5	5.3	0	0	—	0.0	4	9.3
Spain[3]	23	450	5.1	32.7	0	0	—	0.0	23	20.4

Total	369	16,471	2.2	13.9	134	19,772	0.7	0.8	503	14.8

[1]	AEGON CNOOC joint venture (50%).
[2]	La Mondiale Partnership (35%).
[3]	AEGON Spain and 50% of CAM partnership in Spain.
[4]	Present Value New Business Premium.

MODELED NEW BUSINESS

APE4 AND DEPOSITS

(amounts in EUR millions)

	Premium business		Deposit business
	(TL, LAP, Reins, A&H)		(FA, VA, IGP, Fee)
	APE First nine months 2006	APE 3/4 of full year 2005	Deposits First nine months 2006	Deposits 3/4 of full year 2005	VNB First nine months 2006	VNB 3/4 of full year 2005%
Americas	1,095	1,064	16,916	16,938	251	205	23
The Netherlands	211	173	1	17	33	29	13
United Kingdom	1,060	738	0	0	122	73	66
Asia	92	237	0	0	37	62	(41)
China[1]	5	3	0	0	1	0	N.M.
Taiwan	87	234	0	0	36	62	(43)
Central and Eastern Europe	52	22	28	19	33	20	61
Czech Republic	1	1	0	0	0	0	N.M.
Hungary	12	12	14	11	15	14	8
Poland	37	8	0	0	10	2	N.M.
Slovakia	2	1	14	8	8	3	128
Other European countries	143	131	0	0	27	23	19
France[2]	73	68	0	0	4	3	12
Spain[3]	71	62	0	0	23	19	20

Total	2,653	2,365	16,945	16,974	503	413	22

[1]	AEGON CNOOC joint venture (50%).
[2]	La Mondiale Partnership (35%).
[3]	AEGON Spain and 50% of CAM partnership in Spain.
[4]	APE = recurring premium + 1/10 single premium.

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ADDITIONAL INFORMATION

NET INCOME PER SHARE (EPS) CALCULATION

amounts in millions (except per share data)

	EUR			EUR
	Third quarter			First nine months
	2006	2005	%	2006	2005	%
Net income	679	617	10	1,973	2,045	(4)
Preferred dividend	0	0	N.M.	(80)	(79)	(1)
Coupons on perpetuals	(41)	(36)	(14)	(104)	(95)	(9)

Net income attributable to ordinary shareholders	638	581	10	1,789	1,871	(4)

Weighted average number of ordinary shares outstanding				1,577	1,539	2
Net income per share	0.40	0.38	5	1.13	1.22	(7)

	2006	2005
Quarterly net income per share

first quarter	0.38	0.43	(12)
second quarter	0.35	0.41	(15)
third quarter	0.40	0.38	5
fourth quarter		0.41

CONDENSED CONSOLIDATED INCOME STATEMENT

amounts in millions

	EUR			EUR
	Third quarter			First nine months
	2006	2005	%	2006	2005	%
Total revenues	9,559	7,473	28	27,017	22,299	21
Income from reinsurance ceded	395	427	(7)	1,171	1,255	(7)
Fair value and foreign exchange gains	79	215	(63)	583	427	37
Total gains on investments	2,614	5,014	(48)	5,254	8,991	(42)
Other income	0	0	N.M.	10	176	(94)

Total income	12,647	13,129	(4)	34,035	33,148	3

Benefits and expenses [1]	12,625	12,173	4	29,742	29,761	(0)
Fair value and foreign exchange losses	(14)	(42)	67	111	195	(43)
Total losses on investments and impairment charges	(1,046)	14	N.M.	1,289	36	N.M.
Interest charges and related fees	132	154	(14)	333	364	(9)
Other charges	0	0	N.M.	1	0	N.M.

Total charges	11,697	12,299	(5)	31,476	30,356	4

Share in profit/(loss) of associates	6	(2)	N.M.	19	12	58

Income before tax	956	828	15	2,578	2,804	(8)
Income tax	(277)	(213)	30	(605)	(762)	(21)
Minority interest	0	2	N.M.	0	3	N.M.

Net income	679	617	10	1,973	2,045	(4)

[1]	For the first nine months, includes commissions and expenses for EUR 4,416 million (2005: EUR 4,074 million).

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REVENUES AND PRODUCTION

amounts in millions

	EUR			EUR
	Third quarter			First nine months
	2006	2005	%	2006	2005	%
Revenues
Life general account single premiums	707	442	60	1,895	1,168	62
Life general account recurring premiums	1,401	1,461	(4)	4,682	4,494	4
Life policyholders account single premiums	2,894	1,079	168	5,970	2,735	118
Life policyholders account recurring premiums	929	953	(3)	3,310	3,316	(0)

Total life insurance gross premiums	5,931	3,935	51	15,857	11,713	35
Accident and health insurance	535	566	(5)	1,723	1,697	2
General insurance	121	126	(4)	441	451	(2)

Total gross premiums	6,587	4,627	42	18,021	13,861	30
Investment income	2,587	2,464	5	7,809	7,324	7
Fee and commission income	392	367	7	1,184	1,055	12
Other revenues	(7)	15	N.M.	3	59	(95)

Total revenues	9,559	7,473	28	27,017	22,299	21

Total revenues by product segment
Life insurance	8,744	6,603	32	24,340	19,567	24
Accident and health insurance	622	652	(5)	1,995	1,964	2
General insurance	135	131	3	482	487	(1)
Banking activities	58	58	0	171	193	(11)
Other activities	0	29	N.M.	29	88	(67)

Total revenues	9,559	7,473	28	27,017	22,299	21

Standardized new premium production insurance
Life single premiums	3,683	1,665	121	8,485	4,807	77
Life recurring premiums annualized	388	387	0	1,331	1,415	(6)
Life total recurring plus 1/10 single	756	553	37	2,179	1,896	15

Gross deposits
Fixed annuities	400	465	(14)	1,202	1,262	(5)
Institutional guaranteed products	2,435	2,369	3	7,938	6,800	17
Variable annuities	1,277	1,451	(12)	4,022	3,748	7

Total	4,112	4,285	(4)	13,162	11,810	11
Savings deposits	528	1,038	(49)	1,898	2,539	(25)

Total production on balance sheet	4,640	5,323	(13)	15,060	14,349	5

Net deposits
Fixed annuities	(1,515)	(1,024)	(48)	(4,421)	(2,964)	(49)
Institutional guaranteed products	(50)	(247)	80	649	316	105
Variable annuities	85	236	(64)	359	553	(35)

Total	(1,480)	(1,035)	(43)	(3,413)	(2,095)	(63)
Savings deposits	(75)	(58)	(29)	(96)	(179)	46

Total net deposits	(1,555)	(1,093)	(42)	(3,509)	(2,274)	(54)

Off balance sheet production
Synthetic GICs	1,243	1,893	(34)	4,409	4,465	(1)
Mutual funds/Collective Trusts and other managed assets	2,013	2,249	(10)	7,528	8,509	(12)

Total production off balance sheet	3,256	4,142	(21)	11,937	12,974	(8)

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INVESTMENTS GEOGRAPHICALLY

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP	At September 30, 2006	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities & eliminations	Total EUR
		Investments
2,552	46	Shares	2,016	5,115	67	136	(21)	7,313
101,330	2,857	Bonds	80,039	16,187	4,216	3,402	22	103,866
16,983	0	Loans	13,415	7,237	0	324	0	20,976
8,173	0	Other financial assets	6,456	41	0	56	0	6,553
470	0	Investments in real estate	371	1,727	0	1	0	2,099
212	0	Real estate held for own use	167	134	0	34	15	350

129,720	2,903	Investments general account	102,464	30,441	4,283	3,953	16	141,157
0	22,221	Shares	0	9,374	32,789	133	(41)	42,255
0	14,200	Bonds	0	9,422	20,953	146	0	30,521
60,474	731	Separate accounts and investment funds	47,768	0	1,079	1,038	0	49,885
0	3,387	Other financial assets	0	1,760	4,998	24	0	6,782
0	1,285	Investments in real estate	0	0	1,896	0	0	1,896
0	96	Real estate held for own use	0	0	142	0	0	142

60,474	41,920	Investments for account of policyholders	47,768	20,556	61,857	1,341	(41)	131,481

190,194	44,823	Investments on balance sheet	150,232	50,997	66,140	5,294	(25)	272,638
87,411	2,126	Off balance sheet investments third parties	69,045	13,814	3,137	1,712	0	87,708

277,605	46,949	Total revenue generating investments	219,277	64,811	69,277	7,006	(25)	360,346

		Investments
102,688	2,841	Available-for-sale	81,112	19,221	4,192	2,207	18	106,750
16,983	0	Loans	13,415	7,237	0	324	0	20,976
0	0	Held-to-maturity	0	0	0	1,326	0	1,326
69,841	40,601	Financial assets at fair value through profit or loss	55,167	22,678	59,910	1,402	(58)	139,099
470	1,285	Investments in real estate	371	1,727	1,896	1	0	3,995
212	96	Real estate held for own use	167	134	142	34	15	492

190,194	44,823	Total investments on balance sheet	150,232	50,997	66,140	5,294	(25)	272,638

ASSETS AND CAPITAL GEOGRAPHICALLY

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Total EUR
		At September 30, 2006
220,461	49,099	Assets business units	174,140	57,317	72,450	6,678	310,585
		Other assets					1,704

		Total assets on balance sheet					312,289

19,712	2,187	Capital in units	15,570	5,233	3,227	1,204	25,234

		Total capital base					25,427
		Other net liabilities					(193)

		Total					25,234

		At September 30, 2005
208,976	45,187	Assets business units	173,539	55,378	66,256	4,822	299,995
		Other assets					2,716

		Total assets on balance sheet					302,711

18,802	1,997	Capital in units	15,614	5,338	2,928	1,245	25,125

		Total capital base					24,618
		Other net liabilities					507

		Total					25,125

		At December 31, 2005
210,458	47,319	Assets business units	178,400	55,474	69,049	5,720	308,643
		Other assets					2,572

		Total assets on balance sheet					311,215

19,149	2,124	Capital in units	16,232	5,011	3,100	1,155	25,498

		Total capital base					25,450
		Other net liabilities					48

		Total					25,498

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Cautionary note regarding Regulation G (non-GAAP financial measure)

This press release includes a non-GAAP financial measure: operating earnings before tax. The reconciliation of this measure to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of its peers.

RECONCILIATION OPERATING EARNINGS TO INCOME BEFORE TAX

amounts in millions

	EUR			EUR
	Third quarter			First nine months
	2006	2005	%	2006	2005	%
Operating earnings before tax	586	599	(2)	2,093	1,504	39
Gains on investments	93	223	(58)	753	1,071	(30)
Other income	0	0	N.M.	10	176	(94)
Losses on investments	255	(22)	N.M.	(287)	(55)	N.M.
Impairment charges	(23)	8	N.M.	(48)	19	N.M.
Other charges	0	0	N.M.	(1)	0	N.M.
Policyholder tax	39	22	77	39	77	(49)
Share in profit/(loss) of associates	6	(2)	N.M.	19	12	58

Income before tax	956	828	15	2,578	2,804	(8)

Explanatory notes

The published figures are unaudited.

Traditional life includes income on traditional and fixed universal life products.

Life for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.

Variable annuities includes segregated funds.

Institutional guaranteed products includes income on GICs and funding agreements.

Fee business includes income on off balance sheet type products.

Reinsurance includes income on reinsurance business assumed from direct writers.

Other is currently used to report any items which cannot be directly allocated to a specific line of business.

Currencies

Income statement items: average rate 1 EUR = USD 1.2460 (2005: USD 1.2634).

Income statement items: average rate 1 EUR = GBP 0.6853 (2005: GBP 0.6849).

Balance sheet items: closing rate 1 EUR = USD 1.2660 (2005: USD 1.2042; year-end 2005: USD 1.1797).

Balance sheet items: closing rate 1 EUR = GBP 0.6777 (2005: GBP 0.6820; year-end 2005: GBP 0.6853).

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DISCLAIMERS

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas, GBP for the United Kingdom, HUF for Hungary and NTD for Taiwan because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward looking statements

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

♦	Changes in the performance of financial markets, including emerging markets, including:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

♦	The frequency and severity of insured loss events;

♦	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

♦	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

♦	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

♦	Acts of God, acts of terrorism, acts of war and pandemics;

♦	Changes in the policies of central banks and/or governments;

♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	Customer responsiveness to both new products and distribution channels;

♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

♦	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

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ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) /+1 410 576 45 77
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

PRESS CONFERENCE AND WEBCAST DETAILS

Press conference call

A press conference call on the first nine months 2006 results will be held this morning at 10.00 hrs (Dutch time). This conference call and Q&A session will be audio webcast live on AEGON’s website: www.aegon.com.

Analyst and investor conference call

An analyst and investor conference call on the first nine months 2006 results will be held today at

Amsterdam	15.00 hrs
London	14.00 hrs
New York	09.00 hrs

The listen-only phone numbers for the conference call are as follows:

+31 (0)45 631 6901 (the Netherlands)

+44 (0)20 7153 2027 (United Kingdom)

+1 480 293 1744 (United States and Canada)

The conference call and Q&A session can be followed simultaneously via an audio webcast on AEGON’s website www.aegon.com.

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